[COOLEY GODWARD KRONISH LLP LETTERHEAD]

J. PATRICK LOOFBOURROW	VIA EDGAR AND FEDERAL EXPRESS
(858) 550-6089 loof@cooley.com

October 18, 2007

United States Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Attn:	John Reynolds Jay Williamson Raj Rajan
RE:	Genoptix, Inc. Registration Statement on Form S-1 (File No. 333-144997) Amendment Filed October 16, 2007

Dear Messrs. Reynolds, Williamson and Rajan:

        Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the "Securities Act"), on behalf of our client Genoptix, Inc. (the "Company"), is Amendment No. 4 ("Amendment No. 4") to the Company's Registration Statement on Form S-1 (the "Registration Statement") originally filed with the Securities and Exchange Commission (the "Commission") on July 31, 2007. The copy of Amendment No. 4 that is enclosed with the paper copy of this letter is marked to show changes from the Registration Statement as filed with the Commission on October 16, 2007.

        Amendment No. 4 is also being filed in response to comments received from the staff of the Commission (the "Staff") by letter dated October 17, 2007 (the "Comment Letter"), with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise noted, page references in the text of the responses below correspond to the page numbers of Amendment No. 4.

Staff Comments and Company Responses

The Offering, page 5

1.
Revise to clarify that the company may sell an additional 450,000 shares pursuant to the exercise of an over-allotment option and that the selling stockholders may sell an additional 300,000 shares if the underwriters exercise their over-allotment in full.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on page 5 as requested.

Legality opinion

2.
We note your legality opinion by Cooley Godward Kronish LLP opines upon 4,735,714 shares to be sold by the company and 1,064,286 shares to be sold by certain selling stockholders. We also note the facing page on your registration statement indicate that the company is registering 5,750,000 shares. Your legality opinion appears to be opining upon 5,800,000 shares. Please revise as appropriate or advise us.

Response:    The Company acknowledges the Staff's comment and has amended Exhibit 5.1 as requested.

3.
Please revise your legality opinion by Cooley Godward Kronish LLP to indicate that opinion opines upon Delaware law, including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

Response:    The Company acknowledges the Staff's comment and has amended Exhibit 5.1 as requested. We also hereby confirm that the reference and limitation to "General Corporation Law of the State of Delaware" in our opinion, filed as Exhibit 5.1 to the Registration Statement, includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

******

        The Company respectfully requests the Staff's assistance in completing the review of the Registration Statement and Amendment No. 4 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 4 or this response letter to me at (858) 550-6089 or to Charles Bair at (858) 550-6142.

Sincerely,

/s/ J. PARTICK LOOFBOURROW J. Patrick Loofbourrow
cc:	Tina S. Nova, Ph.D., Genoptix, Inc.
Douglas A. Schuling, Genoptix, Inc.
Christian V. Kuhlen, M.D., Esq., Genoptix, Inc.
Frederick T. Muto, Esq., Cooley Godward Kronish LLP
Charles J. Bair, Esq., Cooley Godward Kronish LLP
Scott N. Wolfe, Esq., Latham & Watkins LLP
Cheston J. Larson, Esq., Latham & Watkins LLP
Divakar Gupta, Esq., Latham & Watkins LLP